October 7, 2010

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          Textron Inc.
Form 10-K: For the fiscal year ended January 2, 2010
Filed February 25, 2010
Form 10-Q:  For the quarterly period ended July 3, 2010
Filed July 29, 2010
File No. 001-05480

Dear Mr. Shenk:

This letter is in response to your comment letter dated September 13, 2010 regarding the above filings.  For your convenience, we have repeated the staff’s comments in the body of this letter, followed by our related response.

Please note that our responses to your comments about our MD&A reflect our judgment that our MD&A fully complies with Item 303 of Regulation S-K, including the interpretive releases issued by the Commission.  At the same time, we understand that one of the purposes of the comment process is to improve disclosure beyond the requirements of the rules, which we fully support.  We are also mindful that there is always a balance that must be struck between effective disclosure and excess granularity on non-material items that may bury the more important themes with unnecessary detail or uninformative disclosures, or provide information more useful to our competitors as opposed to our shareholders.  In each of our responses, we have endeavored to observe this balance in light of the staff’s observations.

Form 10-K: For the fiscal year ended January 2, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis, page 21

1.
SEC Comment: We note from the “Business” section of your filing that certain of your segments (I) compete in more than one major line of business, (II) offer both products and services, and/or (III) provide products and services to both government and commercial customers.  For these segments, please consider whether it would be appropriate for (A) your MD&A to include tables which present segment revenue by either major product or service line, individually significant businesses, or end-user and (B) for you to discuss revenue based upon the information included those tables.  For example, it may be appropriate for you to present and discuss revenue generated by your Industrial segment based upon the product and service lines identified in Footnote 20 to your fiscal year 2009 financial statements.  Similarly, for your Bell segment (“Bell”), it may be appropriate to present and discuss revenue generated from government customers and from commercial customers on a separate basis – particularly, as it would appear that sales to government customers and commercial customers could be impacted by different factors.  Please revise your disclosure or advise.  In addition, provide your proposed expanded disclosure as part of your response.

Response:  Textron has five business segments, Bell, Textron Systems, Cessna, Industrial and Finance, that offer a variety of products and services to both government and commercial customers.  In our MD&A, we provide a narrative explanation of our financial statements that enables investors to see Textron through the eyes of management with a focus on material information.  In applying the SEC’s MD&A guidance, including the December 19, 2003 release, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we focus on an analysis of our consolidated financial condition and operating performance and provide a discussion of segment information that we believe is appropriate to better understand our business.  We also include a description of any trends and any unusual or infrequent events or transactions or any significant economic changes that materially affect the amount of reported income or are material to an understanding of our operations or results.   We believe that our MD&A is prepared in the spirit of this guidance in that it avoids unnecessary duplication and immaterial detail that is not required and does not promote understanding of Textron’s overall financial condition and operating performance.

We have considered the staff’s comments on our revenue discussion within the MD&A and propose to enhance our disclosure in future filings by providing segment revenue for individually significant businesses or end-users, where appropriate.  In our enhanced discussion, we will provide Bell’s revenues from the U.S. Government and from its commercial customers. In addition, for the Industrial segment, we will provide revenues for Kautex due to its significance to the segment. We have provided an example of our proposed disclosure for these segments in Attachment A.

2.
SEC Comment: We note that due to the nature of the operations of certain of your business segments, period-to-period changes in segment revenue may be driven by specific long-term development and production programs.  For example, we note that increases in the sales volume of your V-22 helicopter and Shadow Unmanned Aircraft Systems contributed significantly to the increases in Bell and Textron Systems’ respective revenue for fiscal year 2009.  For circumstances in which changes in the revenue generated by individual development and/or production programs are material to (I) the change in an individual segment’s revenue and/or (II) total revenue recognized by a segment, we believe that it may be meaningful to provide additional disclosure regarding the program and its impact on that respective segment’s results of operations.  For example, we believe that you should consider disclosing the actual revenue generated by those programs for each reporting period for which segment results are presented, as opposed to disclosing only the amount by which those programs’ revenue changed between comparable reporting periods.  Furthermore, we believe that additional disclosure regarding the stage of the development and/or production program – including whether production is at expected capacity – would provide meaningful information regarding expected trends in sales and fulfillment of backlog.  Please revise your disclosure to address the items noted above or advise.  Provide your proposed expanded disclosure as part of your response.

Response:  In preparing our MD&A, we are diligent in our approach to ensure compliance with the requirements of Item 303 of Regulation S-K with regard to a discussion of our financial condition, changes in financial condition and results of operations.  As noted above, we provide information that is necessary to understand our financial statements, including a discussion of segment information that we believe is appropriate to better understand our business, and a description of any trends and any unusual or infrequent events or transactions or any significant economic changes that materially affect the amount of reported income or are material to an understanding of our operations or results.

For our Bell and Textron Systems segments, period-to-period changes in segment revenue are typically driven by volume since most of their long-term programs currently recognize revenue using the units-of-delivery method.  We generally use the units-of-delivery method to recognize revenue for production effort and the cost-to-cost method to recognize revenue for development effort.  Since current development programs are not of a significant magnitude for either the Bell or Textron Systems segments, we believe that providing revenue by individual program would not provide any further context to the material fluctuation or trends affecting the segments.  We believe we have addressed the intent of the MD&A disclosure rules and guidance in providing explanations of material fluctuations in revenue by noting the amount of the revenue change attributable to certain programs, along with the reason for such change, which is typically due to changes in delivery levels.  In disclosing information on our programs, we are cautious to not provide information that could competitively harm us. For example, providing a single program’s revenue could enable our competitors to underbid us on similar programs or it could undermine our negotiating position with potential customers on similar programs.

We provide useful information on our significant programs in the Business section (Part I, Item 1) of our Form 10-K where we provide a detailed description of our segments and our major product lines and programs. In consideration of the staff’s comment, we will expand our disclosure in future quarterly filings to provide additional information regarding the stage/status of material programs, and will continue to disclose material changes in these programs that have occurred since the annual filing.  We have provided an example of our proposed disclosure, which also addresses comment #1, in Attachment A.

3.
SEC Comment: We note that your MD&A disclosure regarding the profits realized by each of your segments primarily focuses on the changes in segment profit for your comparable reporting periods, while providing only limited insight with regard to the costs recognized by each segment.  In this regard, we acknowledge that you have (I) quantified the impact of material factors on each segment’s comparative operating performance and (II) quantified the absolute change in the amounts recognized for certain identified costs.  However, we believe that your disclosure would be significantly enhanced if you provided tables that quantify the material costs recognized by each segment for your comparable reporting periods.  For example, we believe that tables would provide additional context and insight regarding (A) the significance of the changes in costs specifically identified in your narrative discussion relative to the total amounts recognized for those items identified, (B) the significance of the classifications of costs in which you have experienced changes relative to total segment costs, and (C) the extent to which fluctuations in the various costs incurred by each segment are correlated with changes in sales volume.  As such, please expand your disclosure to include additional tables.

In addition, given that several types of costs appear to be within costs of sales and selling and administrative expense, please give appropriate consideration to the level at which costs should be disaggregated in the recommended tables.  For example, with regard to costs of sales, it may be appropriate to separately disclose amounts recognized for items such as (i) costs directly attributable to products and/or services delivered, (ii) research and devolvement that is expensed as incurred, (iii) warranty expense, (iv) inventory write-downs, (v) depreciation, and (vi) pension expense – particularly, if material.  Furthermore, with regard to costs directly attributable to the delivery of products and services, we believe that enhanced disclosure that relates specifically to material costs, labor costs, and overhead may be appropriate – particularly, given your recent restructuring actions which have resulted in substantial reductions to both the size of your workforce and the number of plants and other facilities in operation.

Lastly, if you have experienced material changes in any of the classifications of costs which are presented in the recommended table, and those changes have not been adequately discussed in your current disclosure, please expand your disclosure to address such amounts.   Please provide your proposed expanded disclosure as part of your response.

Response:   Our segment analysis focuses on material changes in each segment’s profit, the measure management uses to assess the performance of Textron’s segments.  We believe that segment profit is the most useful measure for our investors to understand. We endeavor to describe any unusual or infrequent events or transactions or any significant economic changes or trends that have or may materially affect the amount of segment profit for each of our segments.  On a consolidated basis, we also provide an analysis of material changes in cost of sales, selling and administrative expense and other expense line items.

We acknowledge the staff’s suggestions to provide investors with additional data regarding our segment’s cost structure; however, we believe that tables quantifying costs by segment would provide too much detail without providing additional insight into the material changes and/or trends affecting the segment. We believe that our existing disclosure format is more effective in providing investors with information necessary for understanding material trends and fluctuations in our cost structure, including whether changes in segment profit are volume-related or of another nature.  In past filings, we have discussed significant changes in specific line items that have materially affected segment profit due to inventory write-downs, warranty expense, engineering, research and development costs and other cost categories, along with a quantification of the impact of volume fluctuations on segment profit, in a manner that we believe promotes understanding.

To assist investors in understanding our discussion in the MD&A, we have included the following disclosure in our Form 10-K:

“In our discussion of comparative results for the Manufacturing group, changes in revenue and segment profit typically are expressed in terms of volume, pricing, foreign exchange and acquisitions.  Additionally, changes in segment profit may be expressed in terms of mix, inflation and cost performance.  Volume represents changes in the number of units delivered or services provided.  Pricing represents changes in unit pricing.  Foreign exchange is the change resulting from translating foreign-denominated amounts into U.S. dollars at exchange rates that are different from the prior period.  Acquisitions refer to the results generated from businesses that were acquired within the previous 12 months.  For segment profit, mix represents a change due to the composition of products and/or services sold at different profit margins.  Inflation represents higher material, wages, benefits or other costs.  Cost performance reflects an increase or decrease in research and development, depreciation, selling and administrative costs, warranty, product liability, quality/scrap, labor efficiency, overhead, product line profitability, start-up, ramp-up and cost reduction initiatives, or other manufacturing inputs.  For the U.S. Government business, performance generally refers to changes in estimated contract rates.  These changes typically relate to profit recognition associated with revisions to total estimated costs to complete a contract that reflect improved (or deteriorated) operating performance on the contract and are recognized by recording cumulative catch-up adjustments in the current period.”

In complying with the SEC’s December 19, 2003 release, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we believe that this approach places an emphasis on material information that is required and promotes understanding of the significant drivers of changes in our revenue and segment profit while de-

emphasizing immaterial or insignificant information that is not required and does not promote understanding.

Finance
Finance Portfolio Quality, page 26

4.
SEC Comment: We note that the aggregate carrying value of your “nonaccrual finance receivables” increased by approximately $763 million from approximately $277 million at January 3, 2009 to approximately $1,040 billion at January 2, 2010.  Per your Form 10-Q for the quarterly period ended July 3, 2010, the balance has subsequently declined to approximately $876 million at July 3, 2010.  We note that several existing economic, industry, and business factors may result in changes to the amount of finance receivables accounted for as “nonaccrual” pursuant to your accounting policy.  For example, we note that current economic and credit market conditions may result in additional delinquencies, which could increase the aggregate amount of finance receivables classified as nonaccrual.  Similarly, the resolution of delinquencies by your company’s customers, repossessions and receipts of collateral, write-offs, and/or your planned orderly exit from the non-captive finance receivables business may contribute to a decline in nonaccrual finance receivables.  Given the number of factors that could result in changes to the amount of finance receivables classified as “nonaccrual,”  we believe that it may be appropriate to provide a roll-forward of this balance in your annual report on Form 10-K and in your quarterly reports on Form 10-Q.  In this regard, we believe that a roll-forward would provide meaningful disaggregated information regarding the rate at which delinquent accounts are being resolved and the manner of resolution, as well as the rate at which new delinquent accounts are arising.  Please consider revising future filings to include a roll-forward that separately discloses the amounts recognized for (I) new accounts that have been classified as nonaccrual, (II) nonaccrual accounts reclassified as “accrual” receivables due to resolution of their delinquencies, (III) nonaccrual accounts sold or collected, (IV) nonaccrual accounts satisfied through the repossession or receipt of collateral, and (V) nonaccrual accounts that have been written off.

Response:  In preparing our MD&A for the Finance segment, we review the activity within the nonaccrual finance receivables to determine whether there are any significant factors driving the fluctuations in the aggregate balance.  Based on this review, we determine whether there are any trends or specific accounts that should be discussed in order to provide investors with an understanding of the portfolio.  We agree that it is useful to investors to understand the more significant factors affecting fluctuations within our nonaccrual finance receivable portfolio, and we endeavor to provide this information for material factors.  Accordingly, we have considered the staff’s comment regarding the inclusion of a rollforward of nonaccrual account activity in our future filings.  After careful consideration and review of such activity in prior periods, we do not believe that the inclusion of a detailed rollforward schedule in our filings will provide investors with information that is significantly more informative that the disclosures we have already made.

In the 2009 Form 10-K, on page 27, we provided a summary of the nonaccrual finance receivables by collateral type in a table compared with the prior year amounts.  This table shows significant activity at a level we believe is appropriate to provide investor with an understanding of where the significant increases were within our nonaccrual finance receivables.  We also disclosed in a narrative below the table the significant factors resulting in the increase.  In the second quarter of 2010, we made the following disclosure in our quarterly filing which we believe provides the reader with an understanding of the key factors impacting the nonaccrual finance receivables:

“Nonaccrual finance receivables decreased $164 million in the first half of 2010, primarily due to the resolution of several significant accounts through the repossession of collateral, restructure of finance receivables and cash collections, partially offset by new finance receivables identified as nonaccrual in

2010, largely related to accounts secured by golf course property and marinas.  The net reductions by collateral type included $111 million for general aviation aircraft, $34 million for golf course property, $22 million for hotels and $22 million for dealer inventory, partially offset by a $39 million net increase in accounts secured by marinas.”

In consideration of the staff’s comment, as long as the nonaccrual finance receivable balance continues to be material, we will include a table summarizing the nonaccrual finance receivables by collateral type in our future quarterly filings. In addition, we will continue to disclose significant factors driving fluctuations within the nonaccrual finance receivables to ensure that we have met the spirit of the SEC’s interpretive release, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

5.
SEC Comment: Based upon the table on page 27 of your filing, it appears that the “allowance for losses on impaired nonaccrual finance receivables” was approximately $153 million at January 2, 2010.  As such, it appears that the entire $341 million reported on page 26 as the “allowance for losses” at January 2, 2010 may not relate to “nonaccrual finance receivables.”  However, we note that your “ratio of allowance for losses on finance receivables to nonaccrual finance receivables held for investment” is computed based upon the reserve balance of $341 million.  In this regard, please tell us the nature of the additional $188 million of recorded reserves that were not reflected in your table on page 27.  If the additional $188 million does not relate specifically to amounts classified and disclosed as nonaccrual finance receivables, please explain to us why it is appropriate to disclose a ratio which suggests that the reserve for losses on nonaccrual receivables is greater than the $153 million disclosed on page 27.  Alternatively, please replace the currently disclosed ratio with a ratio that reflects the percentage of nonaccrual finance receivables specifically reserved for and a narrative discussion of any material changes, thereto.

Response:  We established $153 million of reserves on the $984 million finance receivables specifically identified as impaired based on our review of each individual loan.  We also established $188 million of reserves related to homogeneous portfolios and non-homogeneous loans that are not specifically identified as impaired.  These reserves are established on a portfolio basis and not on specific individual loans.

We present the ratio of allowance for doubtful accounts to nonaccrual finance receivables based on the widespread finance industry use of this ratio.  We believe this ratio is important for comparability of trends across the finance industry.  In future filings, we will also present the ratio of allowance for losses on impaired nonaccrual finance receivables to impaired nonaccrual finance receivables.

Liquidity and Capital Resources

Manufacturing Group Cash Flows, page 29

6.
SEC Comment: We note that your MD&A disclosure regarding your Manufacturing group’s cash flows from operations includes only a limited analysis of actual cash receipts and cash disbursements, and changes thereto.  In this regard, we note that references to changes in working capital condition may not sufficiently identify the actual sources and uses of the cash generated from operations, quantify the related amounts of cash received and cash disbursed or changes thereto, or explain the underlying reasons for changes in the amount of cash received from the various sources or used for various operating purposes - particularly, since you prepare your statements of cash flows using the indirect method.  Similarly, we note that references to changes in your reported net income may not adequately explain changes in reported cash flows from operations, as net income (I) is determined using the accrual method of accounting and (II) includes non-cash charges.  As an example of why references to changes in net income may not be sufficient, please note that your reported “net cash provided by operating activities of continuing operations” for fiscal year 2009 increased by approximately $268 million, as compared to the amount reported for fiscal year 2008; although, your reported net income for fiscal year 2009 declined by approximately $517 million, as compared to fiscal year 2008.

In addition, we note that certain of your material operating segments (e.g., Bell) enter into long-term sales contracts for products with long production cycles.  In this regard, it would appear that the timing of revenue and expense recognition under those long-term sales contracts may not necessarily correspond with the timing of cash receipts and disbursements under such contracts.  For example, we note that the reporting periods in which cash is disbursed for (A) capitalized pre-production costs (e.g., during a product’s development stage) or (B) supplier advances, could differ significantly from the periods in which such costs are recognized in the income statement.  Similarly, the period in which you recognize revenue under long-term contracts may differ from the period in which amounts are billed and/or collected pursuant to the terms of the contracts.

Based upon the observations noted above, please revise your discussion and comparative analysis of your Manufacturing group’s cash flows from operations to place a greater emphasis on the group’s actual cash expenditures and cash receipts.  For example, expand your disclosure to (i) quantify material cash receipts and cash disbursements (e.g., cash receipts from collections and customer advances, as well as cash disbursements for inventory, interest expense, and taxes) for each reporting period for which you have presented a statement of cash flows and (ii) discuss the underlying factors that resulted in changes to the items quantified.  In this regard, we note that references to reconciling items presented in your statements of cash flows, which have been prepared using the indirect method, should be limited, if provided at all.  Please provide your proposed expanded disclosure as part of your response.  For further guidance, refer to Section IV.B of our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:  In accordance with ASC 230-10-45, we report our statement of cash flows using the indirect method of reporting, which does not require companies to provide information about major classes of operating cash receipts and payments.  We acknowledge that the SEC’s December 19, 2003 release, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” states that companies should “consider enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in their financial statements, rather than recitation of the items in the cash flow statements.”  We believe that we have complied with this interpretative release and have concluded that using the direct method of reporting cash flows does not necessarily provide investors with the information necessary to obtain an adequate understanding of material changes in a company’s cash flows.

In preparing our MD&A, we focus on analyzing and discussing the primary factors necessary to an understanding of material changes in our operating, investing and financing cash flows and are careful to not explain insignificant items that may de-emphasize material information.  We address material changes in the underlying drivers of our cash flows and do not merely describe items on the face of the statement of cash flows.  For example, on page 30 of our Form 10-K, we explain how the $652 million decline in income from continuing operations for the Manufacturing group in 2009, compared with 2008, led to a $331 million increase in net cash provided by operating activities of continuing operations in 2009, compared with 2008.  The largest factor in this increase was the fact that the Manufacturing group paid $562 million less in capital contributions to the Finance group.  The non-cash items only accounted for $43 million of the change, which was not considered to be material for discussion.  We also disclosed the other significant driver as the change in working capital, which resulted in $386 million in less cash being used in 2009. We reviewed the fluctuations within the individual accounts that comprise our working capital and discussed any material change that would assist investors in understanding the change in working capital. The most significant factor was the reduction in inventory, which we disclosed in the MD&A.

Our working capital is impacted by a variety of sources and uses of cash, including, at times, cash receipts on long-term contracts that may not directly correspond with the timing of revenue recognition.  To the extent there is a significant change in cash received or used for advance/progress payments on long-term contracts, there is typically a corresponding and offsetting use or source of cash within working capital, such as cash used to secure inventory for the program.  For example, in 2009, working capital increased by $212 million due to an increase in progress/advance payments on the V-22 program, which was offset by a $218 million increase in inventory related to the V-22 program.  We do not believe that providing more detail regarding such offsetting fluctuations would be meaningful for investors.  If there are material changes in customer deposits, supplier advances or other items, which are not offset by related changes within working capital, we will provide a discussion of the change in our MD&A in future filings.

Finance Group Cash Flows, page 31

7.
SEC Comment: We note that your MD&A disclosure does not include a discussion of your Finance group’s cash flows from continuing operations.  Please expand your disclosure, accordingly.  In this regard, please give appropriate consideration to the suggestions that we have made with regard to your discussion of the Manufacturing group’s cash flows from continuing operations.  In addition,  if consolidated cash flows from operating activities (or investing and financing activities), or changes thereto, are not fully addressed/explained by your revised disclosure regarding the Manufacturing and Finance groups’ cash flows, please expand your disclosure as appropriate.  In this regard, please also ensure that your disclosure regarding consolidated cash flows adequately addresses each of your comparable reporting periods on a separate basis.

Response:  We believe that we have provided a discussion of the material changes in the Finance group’s cash flows, which included a discussion of the significant changes in investing and financing cash flows.  We did not provide a discussion of the operating cash flows for the Finance group as there were no significant fluctuations in the operating cash flows for the reporting periods, which totaled $196 million in 2009, $167 million in 2008 and $262 million in 2007.  After careful consideration of the staff’s comment #6, we propose the following expanded disclosure for future filings:

“In 2009, the Finance group received a tax refund of $75 million, compared with tax payments of $52 million in 2008.  This increase in operating cash flow was partially offset by lower fee income due to the winddown of the noncaptive business.”

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices

Revenue Recognition, page 49

8.
SEC Comment: You state that taxes collected from customers and remitted to government authorities are recorded “on a net basis within cost of sales.”  However, we would expect that revenues would be recorded

“net” of remitted taxes or remitted taxes would be recognized as an expense in your statement of operations (e.g., within cost of sales).  Please revise your disclosure to provide additional clarity with regard to your accounting policy or advise.

Response:  We will revise this disclosure as we do not record taxes collected from customers for government agencies in our revenues or cost of sales. In future annual filings, we will change the disclosure to the following: “Taxes collected from customers and remitted to government authorities are recorded on a net basis.”

9.
SEC Comment: Per your disclosure on page 50 of your Form 10-K, your Bell segment has a joint venture with The Boeing Company (“Boeing”) that you do not account for under the equity method of accounting.  We note further that you have not applied cost accounting or fair value accounting to this joint venture; although, those are the other accounting methods typically applied to “corporate joint ventures” pursuant to FASB ASC 323-10-05-4.  While  you state in your disclosure that your joint venture agreement creates a contractual, rather than ownership, rights related to the V-22, it is not clear from your disclosure whether you have ownership rights (e.g., equity interest) in a separate legal entity established by your company (or Bell) and Boeing.  In this regard, please tell us the nature of the contractual relationship established between your company and Boeing, the business purpose for establishing that relationship, and the accounting literature that you relied on in determining your accounting treatment.  In addition, please expand your disclosure to provide similar information, as appropriate.  Provide your proposed expanded disclosure as part of your response.

Response:  Our strategic alliance agreement with Boeing does not create a legal entity and is simply a pass-through conduit for which there are no investment or capital account balances.  This agreement establishes contractual rights between Bell and Boeing in their performance of V-22 contracts rather than creating ownership rights in a legal entity.  We have previously reviewed our accounting for this venture with the staff of the SEC in our June 24, 2004 response to the staff’s comments on our 2003 Form 10-K.  As discussed in our earlier response, we have highlighted below some of the key factors supporting our accounting in response to comment #9 and #10 of your letter.

In May 1982, the U.S. Government awarded contracts to Bell Helicopter and Boeing under a Teaming Agreement for the performance of engineering studies, preliminary design, full-scale development and engineering and manufacturing development for the V-22 aircraft.  In December 1995, Bell and Boeing formalized the relationship established under the teaming agreement as a contractual joint venture called the Bell-Boeing Joint Program Office.  No capital contribution was required upon establishment of the Bell-Boeing Joint Program Office.  For clarification, in August 2006, the parties converted the naming convention from a joint venture agreement to a strategic alliance agreement.

The Bell-Boeing Joint Program Office was established to centralize the bid and proposal, contract negotiation, and invoicing processes for the V-22 aircraft contracts.  Contracts are issued by the U.S. Government in the name of the Bell-Boeing Joint Program Office; however, the functions of the Bell-Boeing Joint Program Office are carried out by employees of either Bell or Boeing.  Bell and Boeing jointly negotiate with the U.S. Government for V-22 contracts; however, the Bell-Boeing Joint Program Office does not maintain cost disclosure statements for Federal procurement purposes.  Bell and Boeing each maintain separate cost disclosure statements, and their costing information is separately subject to government audit.  The alliance created by the strategic alliance agreement is not a legal entity and it has no employees, no assets and no true operations.

Once a contract is awarded, Bell and Boeing establish a work breakdown structure that defines work tasks to be performed by Bell and Boeing, and endeavor to maintain an overall allocation of work on a 50%-50% basis.  As efforts are expended on the contracts, Bell prepares invoices for its costs incurred.  These invoices are aggregated with Boeing’s invoices and presented by Boeing to the U.S. Government for payment.  Payment from the U.S. Government is received directly by Boeing as the Bell-Boeing Joint Program Office does not have a bank account, and Boeing immediately transfers Bell’s portion to Bell.  Profits on cost-plus contracts are allocated between Bell and Boeing on a 50%-50% basis.  Negotiated profits on fixed price contracts are also allocated 50%-50%; however, Bell and Boeing are each responsible for their own cost overruns, and are entitled to retain any cost underruns.

Based on the contractual arrangement established under the alliance, Bell accounts for its rights and obligations under the specific requirements of the V-22 contracts allocated to Bell under the work breakdown structure. Bell and Boeing each separately account for their rights, obligations, and performance under their respective efforts under the V-22 contracts.  Title to all property, including inventory, used in the performance of the V-22 contract remains in the name of either Bell or Boeing. Inventory is recorded as Bell’s procurements are made and Bell’s manufacturing efforts are expended.  Revenues and cost of sales are recorded by Bell as Bell performs under the contracts.  As a result, the venture does not have any consolidated financial statements.

We do not believe that the guidance in ASC 323-10 applies to this alliance, since it specifically applies to investments held in stock of entities and does not address investments in unincorporated entities. Under ASC 323-30-25-1, “Investors in unincorporated entities such as partnerships and other unincorporated joint ventures generally shall account for their investments using the equity method of accounting by analogy to Subtopic 323-10 if the investor has the ability to exercise significant influence over the investee.”  This guidance is not applicable since we do not exercise significant influence over the venture.

To clarify our disclosure in future annual filings, we propose the following changes to our disclosure:

“Our Bell segment has a strategic alliance agreement ~~joint venture~~ with The Boeing Company to provide engineering, development and test services related to the V-22 aircraft, as well as to produce the V-22 aircraft, under a number of separate contracts with the U.S. Government (the “V-22 Contracts”).  The alliance created by this agreement is not a legal entity and has no employees, no assets and no true operations. This ~~joint venture~~ agreement creates contractual rights and does not represent an entity in which we have an equity interest. ~~related to the V-22~~.  Accordingly, we do not account for this ~~joint~~ agreement under the equity method of accounting.  We account for all of our rights and obligations under the specific requirements of the V-22 Contracts allocated to us under the ~~joint venture~~ agreement.  Revenues and cost of sales reflect our performance under the V-22 Contracts with revenues recognized using the units-of-delivery method.  We include all assets used in performance of the V-22 Contracts that we own, including inventory and unpaid receivables, and all liabilities arising from our obligations under the V-22 Contracts in our Consolidated Balance Sheets.”

10.
SEC Comment: Per your disclosure regarding the joint venture with Boeing, you include all assets that are owned by your company and used in the performance of the “V-22 Contracts,” as well as all liabilities arising from your company’s obligations under the “V-22 Contracts” on your consolidated balance sheets.  In this regard, if the joint venture with Boeing was consummated through the establishment of a separate legal entity, please tell us whether there are assets and/or liabilities that lie solely with or under the control of that legal entity.  In addition, tell us how future known or unknown contingent liabilities (e.g., warranty liabilities or product liabilities) have been accounted for – including (I) whether the responsibility for these liabilities has been contractually allocated amongst or divided between your company and Boeing or (II) remains with the joint venture.  Furthermore, given that you disclose that inventory related to the “V-22 contracts” and owned by your company is included on the consolidated balance sheets, but also disclose that you do not have ownership rights related to the V-22, please tell us (A) what costs related to the production of the V-22 you recognize, (B) how and when those costs are recognized, and (C) how you have achieved the matching of revenue and costs under your application of the unit-of-delivery method of revenue recognition.  Please also expand your related disclosure, as deemed appropriate. Provide your proposed expanded disclosure as part of your response.

Response:  Please refer to our combined response to comment #9 and #10 above.

11.
SEC Comment: We note that you resume the accrual of interest when loans become contractually current and recognize the suspended interest income at that time.  Please tell us whether loans can become contractually current by ways other than the customer paying all past due amounts under pre-existing contract terms.  If so, describe for us the additional ways in which a customer can become contractually current and – to the extent they include modification of pre-existing contract terms – explain why you believe resumption of income recognition upon modification is appropriate.

Response:  We suspend the accrual of interest for loans that are contractually delinquent by more than three months, unless collection is not doubtful, and for loans in non-homogeneous portfolios which have been specifically reviewed and identified as nonaccrual regardless of delinquency status.  Loans can become contractually current either as a result of payments received or the modification of the terms of the loan.  However, we only resume the accrual of interest and recognize the previously suspended interest for loans that have been brought contractually current through payment according to the original terms of the loan.  Modified loans are reviewed individually and are typically returned to accrual status following six months of performance under the terms of the modification, provided we conclude that collection of all principal and interest is no longer doubtful.  To clarify our policy, we will make the following changes to Note 1, Summary of Significant Accounting Policies, of future annual filings:

“We generally suspend the accrual of interest income for accounts that are contractually delinquent by more than three months, unless collection is not doubtful.  In addition, detailed reviews of loans may result in earlier suspension.  We resume the accrual of interest when the loan becomes contractually current through payment according to the original terms of the loan or, if a loan has been modified, following a period of performance under the terms of the modification, provided we conclude that collection of all principal and interest is no longer doubtful.  Previously ~~and recognize the~~ suspended interest income is recognized at that time.”

Research and Development Costs, page 53

12.
SEC Comment: We note your disclosure that “research and development costs incurred under contracts with others are reported as cost of sales over the period that revenue is recognized.”  While we acknowledge that the capitalization of research and development costs deemed allowable or allocable under pertinent government contract regulations is permitted, research and development costs under long-term commercial contracts should be expensed as incurred in accordance with ASC 605-35-25-40.  In this regard, please clarify for us whether your accounting policy results in the deferral/capitalization of research and development costs attributable to commercial contracts.  If the disclosure noted above relates specifically to contracts that you have entered into for the performance of research and development on behalf of your customers, for which revenue is deemed earned as costs are incurred, please clarify such fact in your disclosure.

Response:  In accordance with ASC 730-10, research and development costs under our commercial contracts are expensed as incurred, unless such costs are reimbursable under a contract with our customer.  To clarify our policy for accounting for these costs, we will make the following changes in Note 1, Summary of Significant Accounting Policies, of future annual filings:

“Research and development costs that are ~~either not specifically covered by~~ not reimbursable under a contract~~s~~ with the U.S. Government or another customer ~~or represent our share under cost-sharing arrangements~~ are charged to expense as incurred.  Research and development costs incurred under long-term contracts with the U.S. Government ~~others~~ are reported as cost of sales over the period that revenue is recognized.”

Note 5. Finance Receivables and Securitizations

Nonaccrual and Impaired Finance Receivables, page 57

13.
SEC Comment: We note your disclosure that you “periodically evaluate finance receivables held for investment, excluding homogeneous loan portfolios and finance leases, for impairment.”  In this regard, please tell us and expand your disclosure to clearly explain why periodic evaluations of homogeneous loan portfolios and finance leases are deemed unnecessary, if true.  If so, also tell us the aggregate carrying value of the homogeneous loan portfolios that you do not believe required periodic evaluation as of January 2, 2010, as well as at your most recent balance sheet date.  Furthermore, tell us why certain homogeneous loan portfolios that are included in your nonaccrual finance receivables balance are not considered to be impaired; although, they may be delinquent by more than three months.  In this regard, if the carrying value of those loan portfolios is believed to be supported by underlying collateral, please specifically disclose such fact, as well as your company’s method of valuing the underlying collateral.  Lastly, tell us whether you perform your assessment of whether your homogeneous loan portfolios are supported by underlying collateral based upon (I) individual loan balances and their respective collateral or (II) the recoverability of the loan portfolios as a whole.

Response:  The exclusion of homogeneous loan portfolios from a specific individual loan impairment review is consistent with the guidance in ASC 310-10-35-13, which specifically excludes “large groups of small-balance homogeneous loans that are collectively evaluated for impairment” from its definition of impaired loans.  The disclosures we have made in this section are in accordance with ASC 310-10-50-15, which apply specifically to “loans that meet the definition of an impaired loan in paragraphs 310-10-35-16 through 35-17.” While the loans in the homogeneous portfolios that are classified as nonaccrual are impaired, they do not meet the definition of “impaired loans” as they are not individually evaluated for impairment. On page 58 of our Form 10-K, we include a table by collateral type that provides not only the impaired nonaccrual finance receivables that meet the prescribed definition of impaired loans, but also the total nonaccrual finance receivables, which includes $56 million in homogeneous portfolios.

Each quarter, we also review for collectability our portfolios of homogeneous loans and loans in non-homogenous portfolios that are not specifically identified as impaired.  We consider delinquency rates in the portfolio, historical loss experience, changes in the characteristics of the portfolio, general and industry specific economic conditions and trends and the value of collateral that secures the loans in each portfolio.  Collateral values are considered at the portfolio level based primarily on how they have affected historical loss severity, adjusted for current trends.

To clarify our disclosure in future filings, we will make the following changes:

“We periodically evaluate individual non-homogeneous finance receivables held for investment~~, excluding homogeneous loan portfolios and finance leases,~~ for impairment. We also evaluate portfolios of homogeneous loans and loans in non-homogenous portfolios that are not specifically identified as impaired for impairment on a portfolio basis, as opposed to on an individual loan basis, and establish the necessary allowance for loan losses on a quarterly basis.”

14.
SEC Comment: You state that a finance receivable is considered impaired when it is probable that you will be unable to collect all amounts due according to contractual terms.  Given that assets can be recognized only to the extent that realization is probable, it appears that your policy may be more appropriately worded if it states that finance receivables are considered impaired when it is not probable that you will be able to collect all amounts due.  Please revise or advise, as appropriate.

Response:  We acknowledge that assets can be recognized only to the extent that realization is probable upon initial measurement.  For the subsequent assessment of loans for impairment, we documented our policy using the guidance provided in ASC 310-10-35-16, which states, “A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.”

15.
SEC Comment: Refer to the second table on page 57.  It appears that the word “nonaccrual” should be removed from the caption “Impaired nonaccrual finance receivables with identified reserve requirements,” given that the preceding subtotal includes both accrual and nonaccrual impaired receivables.  Please revise or advise, as appropriate.

Response: The subtotal “Total impaired finance receivables” includes both accrual and nonaccrual impaired finance receivables; however, the line below it reduces the subtotal for all accrual impaired finance receivables, along with $145 million of impaired nonaccrual finance receivables without identified reserve requirements. Accordingly, the caption in the last line of the table, which represents a subset of the “Impaired nonaccrual finance receivables” in the first row of the table, properly includes the word “nonaccrual.”

Note 8. Debt and Credit Facilities

4.50% Convertible Senior Notes, page 62

16.
SEC Comment: With regard to your 4.50% Convertible Senior Notes, it does not appear that you have disclosed the amount by which the notes’ “if-converted value” exceeded the notes’ principal.  Please expand your disclosure to provide this information as of a date of your most recent consolidated balance sheet, if appropriate.  Refer to ASC 470-20-50-5 for further guidance.

Response:  In future filings, we will disclose the amount by which the 4.50% Convertible Senior Notes’ if-converted value exceeds its principal amount as of the date of our most recent consolidated balance sheet, regardless of whether the instrument is currently convertible as prescribed under ASC 470-20-50-5.

17.
SEC Comment: Based upon the disclosure on page 63 of your filing, we note that you have entered into convertible note hedge transactions with two counterparties for the purpose of reducing the potential dilutive effect of the conversion of your 4.50% Convertible Senior Notes (the “4.50% Notes”).  However, we do not believe that your disclosure clearly explains how the hedge transactions achieve this disclosed objective.  For example, we do not believe that your disclosure adequately explains the circumstances under which your hedge transactions (i) result in an asset versus a liability for your company or (ii) reduce either the number of common shares issued and/or cash payments required upon the conversion of the 4.50% Notes.  Furthermore, based upon your disclosure that you “may settle the convertible note hedge transactions in shares, cash or a combination of cash and shares, at your option,” it appears that there may be circumstances in which you could ultimately issue additional common shares as settlement for the hedge transactions – albeit, at your election.  In this regard, we note that your disclosure (a) does not explain how your hedge transactions reduce the potential dilutive effect of the conversion of the 4.50% Notes under those circumstances or (b) identify those circumstances as examples of hedge ineffectiveness, if appropriate.  Given the observations noted above, please expand your disclosure to provide additional information regarding the functioning and operation of your convertible note hedge transactions and the accounting treatment that you have applied to those transactions.  We believe that your expanded disclosure should provide information including, but not limited to, the following:

•
the reasons why you believe that it is necessary to hedge the potential dilutive effect of converting your 4.50% Notes, when you have the option to settle any conversions with cash or a combination of cash and common shares;

•
the reasons why the hedge transactions cover 45,714,300 shares of common stock – that is, the total number of shares into which the 4.50% Notes may be converted – given that you disclose on page 62 that you intend to settle the face value of the 4.50% Notes with cash;

•
the underlying direct or indirect relationship between the hedge transactions and the 4.50% Notes (e.g., the interaction between changes in the hedged risks attributable to the 4.50% Notes and your hedge transactions, the factors that affect each, and how or why both the Notes and the hedge transactions are affected by such factors);

•	the obligations of the parties to the hedge transactions, the factors that trigger those obligations, and the permitted or expected timing of settlements of the obligations;
•
the reason why the $140 million paid for your convertible note hedge transactions was recorded as a reduction to additional paid-in-capital, as well as your intended accounting treatment for changes in the fair value of the hedge transactions in future periods (e.g., mark-to-market); and

•	the designation assigned to the hedge transactions (e.g., fair value or cash flow) and the accounting treatment applied to any gains and/or losses attributable to the hedge transactions.

As part of your response, please cite any accounting literature that you believe supports your accounting treatment for the convertible note hedge transactions.  Please also provide your proposed expanded disclosure as part of your response.  Refer to ASC Topic 815-10-50-1 through 50-1B and ASC Topic 470-20-50-5(d).

Response:  After consideration of the staff’s comments, we agree to expand our disclosure in future annual filings to more explicitly explain the functionality and purpose of the call options and warrants and to disclose our accounting for these transactions in accordance with the requirements of ASC 470-20-50-5(d).  We propose the following new disclosure to replace the first paragraph on page 63 of our Form 10-K:

“Concurrently with the pricing of the Convertible Notes, we entered into transactions with two counterparties, including an underwriter and an affiliate of an underwriter of the Convertible Notes, pursuant to which we purchased from the counterparties call options to acquire our common stock and sold to the counterparties warrants to purchase our common stock. We entered into these transactions for the purposes of reducing the potential dilutive effect to our shareholders and/or our cash outflow upon the conversion of the Convertible Notes.

The purchased call options give us the right to acquire from the counterparties 45,714,300 shares of our common stock (the number of shares into which all of the Convertible Notes are convertible) at the initial strike price of $13.125 per share (the same as the initial conversion price of the Convertible Notes), subject to adjustments which mirror the terms of the Convertible Notes.  We may settle these transactions in shares, cash or a combination of cash and shares, at our option.  The call options will terminate at the earlier of the maturity date of the related Convertible Notes or the last day on which any of the related Convertible Notes remain outstanding.  The cost of the call options was $140 million, which was recorded as a reduction to additional paid-in capital.

The warrants give the counterparties the right to acquire, subject to anti-dilution adjustments, an aggregate of 45,714,300 shares of common stock at an exercise price of $15.75 per share. We may also settle the exercise of the warrants in shares, cash or a combination of cash and shares, at our option.  The warrants expire ratably over a 45 trading day period beginning August 1, 2013. The aggregate proceeds from the sale of the warrants were $95 million, which was recorded as an increase to additional paid-in capital.

When evaluated in aggregate, the call options and warrants have the effect of increasing the effective conversion price of the Convertible Notes from $13.125 to $15.75, a 50% premium over the May 2009 $10.50 concurrent common stock offering price.  Accordingly, we will not incur the dilution or cash outflow experienced due to the increase of the share price from $13.125 per share to $15.75 per share because we are entitled to receive from the counterparties the difference between our sale to the counterparties of 45,714,300 shares at $15.75 per share and our purchase of shares from the counterparties at $13.125 per share.

Based on the structure of the call options and warrants, these contracts meet all of the applicable accounting criteria for equity classification under the applicable accounting standards and, as such, are classified in shareholders’ equity in the consolidated balance sheet.  In addition, since these contracts are classified in shareholders’ equity and indexed to our common stock, they are not accounted for as derivatives and accordingly, we do not recognize changes in their fair value.”

Because these equity instruments are indexed to our own stock and we have the choice of settling them in cash or shares of our stock, these instruments are not accounted for as derivatives under ASC 815.  The call options and the warrants met the definition of equity instruments and are treated as separate contracts for accounting purposes in shareholders’ equity on the balance sheet.  This is based on ASC 815-40 (previously at the time of issuance, EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, EITF 07-05, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock and EITF 02-02, When Certain Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purposes).  In addition, the guidance provided in ASC 815-10-25-6 provided the basis to account for these instruments separately.  The convertible notes, call options and warrants are accounted for separately as three individual units since the counterparties for the convertible notes are different than for the call option and warrant and since the terms of the call option and warrant are different (i.e., exercise convention, maturity, and assignability).  In addition, there was a business purposes for structuring the instruments separately and the instruments were not structured directly or indirectly based on a desired accounting (vs. economic) result.

We also performed the two step evaluation under ASC 840-40-15 (previously EITF 07-05), and concluded that the instruments qualified for the scope exception under ASC 815-10-15-74(a) (previously FAS 133 paragraph 11(a)).  Accordingly, the call options and warrants are neither accounting hedges nor derivatives, and we are not recognizing any change in their fair value. In preparing disclosures of the call option and warrant transactions on page 63 of our filing, we complied with the disclosure requirements of ASC 470-20-50-5(d), and did not apply the disclosure requirements of ASC 815-10-50-1B, since these transactions are not accounting hedges or derivative instruments.

18.
SEC Comment: Given that the stated purpose of the convertible note hedge transactions is to reduce the potential dilutive effect of the conversion of your 4.50% Notes, please tell us and disclose why warrants for the purchase of 45,714,300 shares of common stock were separately and concurrently sold to counterparties to hedge transactions.  In this regard, we note that 45,714,300 shares appears to be the same number of common shares that would be issuable if your 4.50% Notes were to be converted into common shares.

Response:  As discussed in our response to comment #17, the warrants have a strike price of $15.75 per share, which, when economically evaluated in conjunction with the Convertible Notes and call options, result in a reduction in the dilution or cash flow resulting from a conversion of the Convertible Notes.  Accordingly, the purpose of the warrants is to reduce either our cash flow requirement if we chose to the settle the net share portion in cash, or to minimize the dilution effect if we chose to settle the net share portion in stock.

19.
SEC Comment: Please tell us whether the fair value of the convertible note hedge transactions has been included in your table which presents the “fair values of derivative instruments” on page 64.  If not, please explain why.

Response:  As discussed in our response to comment #17, the call option and warrant are deemed separate equity instruments under the accounting guidance, not derivative instruments.  Accordingly, we have not included these instruments in our fair value table on page 64.

Note 11. Shareholders’ Equity
Income per Common Share, page 69

20.
SEC Comment: We note your disclosure that the potential dilutive effect of 8 million weighted-average shares of restricted stock, stock options and warrants, convertible preferred stock and convertible debt was excluded from your computation of diluted weighted-average shares outstanding in 2009, as the potentially dilutive shares would have had an anti-dilutive effect on your loss from continuing operations.  You have also disclosed that outstanding stock options for the purchase of 7 million shares of common stock were excluded from your calculation of diluted weighted-average shares outstanding in 2009, as the options’ exercise prices were greater than the average market price of your common stock for the period.  However, the disclosures noted above do not appear to fully account for potentially dilutive shares that would be issued upon (I) the conversion of your 4.50% Convertible Notes or (II) the exercise of the warrants that were issued to the counterparties to your convertible note hedge transactions; although, those potentially dilutive shares have also been excluded from your computation of diluted earnings per share.  In this regard, please advise or revise.  In addition, please note that the number of potentially dilutive securities excluded from the computation of dilutive earnings per share should be disclosed for each period for which an income statement has been presented.  Refer to FASB ASC 260-10-50-1 for further guidance.

Response:  We have fully accounted for all potentially dilutive shares in our computation of diluted earnings per share.  In consideration of the staff’s comment, we will enhance our disclosure in future filings to provide additional information concerning our treatment of the 4.50% Convertible Notes and the related warrants.  Our enhanced disclosure will be as follows:

“Diluted earnings per share considers the dilutive effect of all potential future common stock, including convertible preferred shares, stock options, restricted stock units and the shares that could be issued upon the conversion of our 4.50% Convertible Senior Notes, as discussed below, and upon the exercise of the related warrants.  The convertible note call options purchased in connection with the issuance of the 4.50% Convertible Senior Notes are excluded from the calculation of diluted EPS as their impact is always anti-dilutive.

Upon conversion of our 4.50% Convertible Senior Notes, as described in Note 8 above, the principal amount would be settled in cash and the excess of the conversion value, as defined, over the principal amount may be settled in cash and/or shares of our common stock.  Therefore, only the shares of our common stock potentially issuable with respect to the excess of the notes’ conversion value over the principal amount, if any, are considered as dilutive potential common shares for purposes of calculating diluted EPS.

In 2009, the potential dilutive effect of 8 million weighted-average shares of stock options, restricted stock units and the shares that could be issued upon the conversion of our 4.50% Convertible Senior Notes and upon the exercise of the related warrants was excluded from the computation of diluted weighted-average shares outstanding as the shares would have an anti-dilutive effect on the loss from continuing operations.”

We have disclosed the number of potentially dilutive securities excluded from the computation of dilutive earnings per share for 2009 since the amount became significant with the issuance of the 4.50% Convertible Senior Notes.  For 2008 and 2007, the potentially dilutive securities excluded from the dilutive earnings per share computation were insignificant and were not disclosed in our filings.

Note 13. Share-Based Compensation, page 73

21.
SEC Comment: Please tell us whether and how your disclosure includes information regarding both the activity and the fair value of share-based awards that are accounted for as liability awards.  If no such awards were outstanding as of January 2, 2010 and January 3, 2009, or outstanding awards were deemed immaterial, please disclose such fact.

Response: Our share-based compensation awards that are accounted for as liabilities primarily include performance share units and restricted stock units payable in cash.  The fair value of the performance share units is based on the trading price of our common stock and the company’s performance against certain metrics, and the fair value of the restricted stock units is based on the trading price of our common stock, less adjustments to reflect the fair value of certain awards for which dividends are not paid or accrued until vested.  In each case, the fair value is remeasured at each reporting period date.  In future annual filings, we will disclose the activity and the estimated fair value of these share-based awards for the most recently completed fiscal year.

Form 10-Q:  For the quarterly period ended July 3, 2010
Notes to the Consolidated Financial Statements (Unaudited)

Note 8: Accounts Receivable and Finance Receivables Held for Investment

22.	SEC Comment: Please consider disclosing the amount of unbilled receivables in your quarterly reports on Form 10-Q.

Response:  We will disclose the amount of unbilled receivables in our future quarterly filings.

Note 12: Commitments and Contingencies, page 13

23.
SEC Comment: Based upon your disclosure, we note that on April 6, 2010, a jury in the Philadelphia Common Pleas Court returned verdicts for a total of $88.7 million against Avco Corporation, which includes the Lycoming Engines operating division.  Please expand your disclosure to specifically state whether you have accrued any liability related to the adverse verdicts.  If a liability has not been accrued, please tell us and disclose, as appropriate, your basis for believing that it is probable that the verdicts will be reversed through the appellate process.

Response:  We disclosed the following in our Form 10-Q: “We believe that it is probable that the verdicts will be reversed through the appellate process.” Accordingly, we have accrued only for the estimated expenses expected to be incurred in the defense of this litigation. Assuming the trial court enters judgment on both verdicts, we continue to believe that it is probable that both verdicts will be reversed through the appellate process. Our opinion is based on a thorough review of the facts, circumstances and applicable law relative to this case by senior in-house counsel and outside counsel.

Under ASC 450-20-50-3, if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred.  We believe that there is a reasonable possibility that the loss related to this matter could be in excess of the amount that we have accrued, with the range of possible loss from zero to the $88.7 million provided in the verdicts, excluding defense costs and prejudgment interest and without regard to amounts recoverable under insurance.  We believe that we have complied with this guidance in our current disclosure by stating the total amount of the verdicts without providing prejudicial information regarding the amount that we have accrued within the range of loss.  ASC 450-20-50-4, states that the disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss, but does not require companies to provide the amount accrued in the financial statements.  We believe that our disclosure fully complies with this current authoritative guidance as we have discussed the nature of the contingency along with the amount of the loss exposure.  We will continue to assess the status of this matter during each future reporting period and will revise and update our disclosure as appropriate under the FASB’s rules as they may be revised.

* * * * *

In connection with our responses above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please contact me at (401) 457-4412.

Sincerely,

/s/Frank T. Connor

Frank T. Connor
Chief Financial Officer

cc: Scott Donnelly
President and Chief Executive Officer
     Terrence O’Donnell
Executive Vice President and General Counsel
     Gerald Cohen, Ernst & Young LLP
Partner

Attachment A

Revenues by Segment

	Three Months Ended		Six Months Ended
(In millions)	July 3, 2010	July 4, 2009	July 3, 2010	July 4, 2009
Manufacturing Group
Cessna	$635	$871	$1,068	$1,640
Bell:
U.S. Government	568	399	976	849
Commercial	255	271	465	563
Textron Systems	534	477	992	895
Industrial	661	508	1,286	983
	2,653	2,526	4,787	4,930
Finance Group	56	86	132	208
Total revenues	$2,709	$2,612	$4,919	$5,138

Bell
Bell manufactures helicopters, tiltrotor aircraft and related spare parts and services for military and/or commercial markets.  Bell’s major U.S. Government programs at this time are the V-22 tiltrotor aircraft and the H-1 helicopters, which are both in the production stage.

Bell’s revenues increased $153 million in the second quarter of 2010, compared with the corresponding period of 2009.  U.S. Government revenues increased primarily due to higher defense volume of $166 million, reflecting more deliveries under the V-22 and H-1 programs, and higher spares and support volume.  Commercial revenues decreased due to lower volume of $29 million, reflecting lower demand for helicopters.

In the first half of 2010, Bell’s revenues increased $29 million, compared with the corresponding period of 2009.  U.S. Government revenues increased due to higher V-22 and H-1 volume of $119 million, higher military spare parts, product support and maintenance volume of $34 million and improved pricing of $6 million, partially offset by the impact from revenue recognized in 2009 on the cancelled ARH program of $26 million.  Commercial revenue decreased primarily due to lower volume of $123 million, reflecting lower customer demand for helicopters, and lower spares and other support volume, partially offset by improved pricing of $21 million.

Industrial
Revenues for the Industrial segment increased $153 million in the second quarter of 2010, compared with the corresponding period of 2009, primarily due to higher volume in all of our industrial businesses of $169 million, partially offset by an unfavorable foreign exchange impact of $15 million, largely due to fluctuations with the Euro.  Sales for our Kautex business, which represent 63% of total Industrial sales, increased 38% in the second quarter of 2010, reflecting higher demand in the automotive market.  Sales of other industrial products increased largely due to seasonal increases in the golf and turf-care markets.

In the first half of 2010, Industrial revenues increased $303 million, compared with the first half of 2009, primarily due to higher volume of $300 million, largely a result of improvements in the automotive industry. Sales for our Kautex business, which represent 64% of total Industrial sales, increased 45% in the first half of 2010, reflecting higher demand in the automotive market